UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
NEXTEL COMMUNICATIONS, INC.

(Name Of Subject Company (Issuer))

NEXTEL COMMUNICATIONS, INC.

(Names Of Filing Persons (Offerors))

ZERO COUPON CONVERTIBLE PREFERRED STOCK DUE 2013 OF
NEXTEL COMMUNICATIONS, INC.

(Title Of Class Of Securities)
Restricted CUSIP No. 65332 V 806 and Registered CUSIP No. 65332 V 863
(Cusip Number Of Class Of Securities)

Leonard J. Kennedy, Esq.
Senior Vice President and General Counsel
Nextel Communications, Inc.
2001 Edmund Halley Drive
Reston, Virginia 20191
(703) 433-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies to:

Kathleen R. McLaurin, Esq.	Meredith Berkowitz, Esq.
JONES DAY	JONES DAY
2727 North Harwood Street	222 East 41st Street
Dallas, Texas 75201	New York, New York 10017
(214) 220-3939	(212) 326-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$109,597,023	$12,900

*	Estimated pursuant to rule 457(f)(2) based on the book value of the shares of Nextel’s Zero Coupon Convertible Preferred Stock due 2013 that may be received by the Registrant in the Exchange Offer.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934 and equals $117.70 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐third-party tender offer subject to Rule 14d-1.
☒issuer tender offer subject to Rule 13e-4.
☐going-private transaction subject to Rule 13e-3.
☐amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

     This Tender Offer Statement on Schedule TO is filed by Nextel Communications, Inc., a Delaware corporation (“Nextel”). This Schedule TO relates to the offer by Nextel to exchange shares of Series B Zero Coupon Convertible Preferred Stock Due 2013 (the “Series B Preferred Stock”) of Nextel Communications, Inc. for any and all outstanding shares of Zero Coupon Convertible Preferred Stock Due 2013 of Nextel Communications, Inc., upon the terms and subject to the conditions set forth in Nextel’s Exchange Offer and Consent Solicitation Statement, dated March 3, 2005 (the “Statement”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are incorporated by reference herein as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the offer).

Item 1. Summary Term Sheet.

     The information set forth in the Statement in the sections entitled “Questions and Answers About the Consent Solicitation Statement and Exchange Offer” and “Summary — The Exchange Offer” is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) Name and Address.

     The name of the issuer is Nextel Communications, Inc. The address of Nextel’s principal executive office is 2001 Edmund Halley Drive Reston, Virginia 20191. The telephone number of Nextel’s principal executive office is (703) 433-4000.

     (b) Securities.

     The information set forth in Nextel’s Quarterly Report on Form 10-Q for the three-month period ended on September 30, 2004, which is incorporated by reference into the section of the Statement entitled “Documents Incorporated by Reference,” is incorporated herein by reference.

     (c) Trading Market and Price.

     The information set forth in the Statement in the section entitled “Market and Trading Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a) Name and Address.

     The filing person is the issuer. The information set forth in Item 2(a) above is incorporated herein by reference.

     With respect to the information required pursuant to Instruction C to Schedule TO, the information set forth in Nextel’s Form 10-K filed March 11, 2004 and Nextel’s proxy statement filed April 6, 2004, which are incorporated by reference into the section of the Statement entitled “Documents Incorporated by Reference,” are incorporated herein by reference.

     The address and telephone number of each director and executive officer is: c/o Nextel Communications, Inc., 2001 Edmund Halley Drive Reston, Virginia 20191, telephone number is (703) 433-4000.

Item 4. Terms of the Transaction

     (a) Material Terms.

     The information set forth in the Statement in the sections entitled “Questions and Answers About the Exchange Offer and Consent Solicitation,” “Summary — The Exchange Offer,” “The Exchange Offer,” “Comparison of Terms of Preferred Stock,” “Material United States Federal Income Tax Considerations — Consequences of Ownership of the Exchange Shares or Amended Preferred Stock to a U.S. Holder,” and “— Consequences of Ownership of the Exchange Shares or Amended Preferred Stock to a Non-U.S. Holder,” and “Annex A” are incorporated herein by reference.

     (b) Purchases.

      Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

     (e) Agreements involving the subject company’s securities.

     The information set forth in the Statement in the section entitled “Summary — Merger with Sprint” and Nextel’s Current Report on Form 8-K, filed on December 13, 2004, which is incorporated by reference into the section of the Statement entitled “Documents Incorporated by Reference,” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) Purposes.

     The information set forth in the Statement on the cover page and in the section entitled “Questions and Answers About the Consent Solicitation and the Exchange Offer — What is the purpose of the Consent Solicitation and the Exchange Offer?” is incorporated herein by reference.

     (b) Use of securities acquired.

     The Preferred Stock tendered in the Exchange Offer will be retained and held as treasury shares.

     (c) Plans.

     The information set forth in the Statement in the sections entitled “Summary — Merger with Sprint,” “Questions and Answers About the Consent Solicitation and the Exchange Offer — What is the Consent Solicitation?,” “— When will the Proposed Amendments become effective?,” “— What is the Exchange Offer?,” “— What will I receive in the Exchange Offer if I tender my shares of Preferred Stock and they are accepted?” and “— What are the terms of the Exchange Shares?,” and the Agreement and Plan of Merger by and among Sprint Corporation and Nextel (incorporated by reference to exhibit 2.1 to Nextel’s Current Report on Form 8-K filed on December 17, 2004, which is incorporated by reference into the section of the Statement entitled “Documents Incorporated by Reference”) are incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a) Source of funds.

     The information set forth in the Statement in the section entitled “The Exchange Offer —Exchange Offer,” and “— Fees and Expenses” is incorporated herein by reference.

     (b) Conditions.

     Not applicable.

     (d) Borrowed funds.

     Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a) Securities ownership.

     The information set forth in Nextel’s proxy statement filed April 6, 2004 in the section entitled “Securities Ownership,” which is incorporated by reference into the Statement in the section entitled “Documents Incorporated by Reference,” is incorporated herein by reference.

     (b) Securities transactions.

     There have been no transactions in the subject securities during the last 60 days by Nextel or any of its executive officers or directors.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or recommendations.

     Not applicable.

Item 10. Financial Statements.

     (a) Financial information.

     The information set forth in Nextel’s Annual Report on Form 10-K for the period ended December 31, 2003 in the financial statements and accompanying notes and financial statement schedules as of December 31, 2003 and 2002, and for the years ended December 31, 2003, 2002, and 2001, and in Nextel’s Quarterly Report on Form 10-Q in the financial statements and accompanying notes and financial statement schedules as of September 30, 2004, and for the nine-month and three-month periods ended September 30, 2004 and 2003, which are incorporated by reference into the Statement in the section entitled “Documents Incorporated by Reference,” are incorporated herein by reference.

     (b)Pro forma information.

     Not applicable.

Item 11. Additional Information.

     (a) Agreements, regulatory requirements and legal proceedings.

     Not applicable.

     (b) Other material information.

     Not applicable.

Item 12. Materials to be Filed as Exhibits.

     (a)(1) Exchange Offer and Consent Solicitation Statement, dated March 3, 2005.

     (a)(2) Form of Exchange Offer Letter of Transmittal.

     (a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(4) Form of Letter to Clients.

     (a)(5) Press Release of Nextel announcing the offer, dated March 3, 2005.

Item 13. Information Required by Schedule 13e-3.

     Not applicable.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEXTEL COMMUNICATIONS, INC.
By: /s/ RICHARD S. LINDAHL
Richard S. Lindahl Vice President and Treasurer

Dated: March 3, 2005

Exhibit Index

Exhibit
Number	Exhibit Name
(a)(1)	Exchange Offer and Consent Solicitation Statement, dated March 3, 2005.
(a)(2)	Form of Exchange Offer Letter of Transmittal.
(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(4)	Form of Letter to Clients.
(a)(5)	Press Release of Nextel announcing the offer, dated March 3, 2005.